Precision Drilling Corporation

800, 525 – 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1G1

(403) 716-4500

June 21, 2017

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Precision Drilling Corporation

Precision Completion & Production Services Ltd.

Precision Diversified Oilfield Services Corp.

Precision Limited Partnership

Precision Drilling Canada Limited Partnership

Precision Employment Services Corp.

Precision Drilling, Inc.

DI Energy, Inc.

Grey Wolf International, Inc.

Grey Wolf International Drilling Corporation

Precision Drilling Holdings Company

Precision Drilling LLC

Precision Drilling Company, LP

Murco Drilling Corporation

DI/Perfensa Inc.

PD Supply Inc.

Precision Drilling (US) Corporation

Precision Directional Services, Inc.

Precision Directional Services Ltd.

Registration Statement on Form F-10/F-4 (File No. 333-217575)

Ladies and Gentlemen:

Pursuant to Rule 467(b) and Rule 461 under the Securities Act of 1933, as amended, Precision Drilling Corporation, an Alberta corporation (the “Company”), and certain of its direct and indirect subsidiaries (together with the Company, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form F-10/F-4 (the “Registration Statement”) be accelerated to June 21, 2017 at 12:00 p.m. Eastern time or as soon thereafter as may be practicable. A copy of the receipt showing clearance from the Alberta Securities Commission with respect to the Registration Statement is attached to this letter as Annex A.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

If you have any questions regarding the foregoing, please contact Jason Comerford (212-991-2533) or Amma Anaman (212-991-2585) of Osler, Hoskin & Harcourt LLP.

Very truly yours,

Precision Drilling Corporation

By:	/s/ Kevin A. Neveu
Name:	Kevin A. Neveu
Title:	President and Chief Executive Officer

Precision Completion & Production Services Ltd.

By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Precision Diversified Oilfield Services Corp.

By:	/s/ Ross Pickering
Name:	Ross Pickering
Title:	President

Precision Diversified Oilfield Services Corp., as General Partner, for and on Behalf of Precision Limited Partnership.

By:	/s/ Ross Pickering
Name:	Ross Pickering
Title:	President

Precision Diversified Oilfield Services Corp., as General Partner, for and on Behalf of Precision Drilling Canada Limited Partnership

By:	/s/ Ross Pickering
Name:	Ross Pickering
Title:	President

Precision Employment Services Corp.

By:	/s/ Ross Pickering
Name:	Ross Pickering
Title:	President

Precision Drilling, Inc.

By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

DI Energy, Inc.

By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Grey Wolf International, Inc.

By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Grey Wolf International Drilling Corporation

By:	/s/ Ross Pickering
Name:	Ross Pickering
Title:	President

Precision Drilling Holdings Company

By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Precision Drilling LLC

By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Precision Drilling Holdings Company, as General Partner, for and on Behalf of Precision Drilling Company, LP

By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Murco Drilling Corporation

By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

DI/Perfensa Inc.

By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

PD Supply Inc.

By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Precision Drilling (US) Corporation

By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Precision Directional Services, Inc.

By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Precision Directional Services Ltd.

By:	/s/ Ross Pickering
Name:	Ross Pickering
Title:	President

cc:	Jason Comerford

Amma Anaman

Osler, Hoskin & Harcourt LLP

Annex A

ALBERTA SECURITIES ACT

Receipt for the Filing

of a Short Form Prospectus

On behalf of: PRECISION DRILLING CORPORATION

Receipt for the Short Form Prospectus dated June 20, 2017 of the above Issuer is hereby issued pursuant to Section 120 of the Securities Act (Alberta).

SEDAR Project # 02618870

Dated at Calgary, Alberta on June 20, 2017

Alberta Securities Commission

Per: “Denise Weeres”

Denise Weeres

Manager, Legal, Corporate Finance